Joseph L. Cannella
Partner	Direct Dial: (212) 561-3633

August 11, 2011

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	UAN Cultural & Creative Co., LTD.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 2, 2011
File No. 333-172728
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
Filed No. 000-51693

Dear Mr. Owings:

We are counsel to UAN Cultural & Creative Co., Ltd., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of August 9, 2011 relating to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-1172728) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement to file new Exhibits 23.1 and 23.2 consistent with one of your comments.  We would appreciate an opportunity to discuss your remaining comment and our response with you at your convenience.

Comment 1.

 In response to your comment, we wish to clarify the following:

(i)
The Company’s NOL disclosed in Note #4 to the March 31, 2011 financial statements is a US based NOL only. Prior to year 2011, there were no operations in Taiwan (since our Taiwan branch was not opened until 2011) or any other foreign jurisdiction;

(ii)	The $24,194 tax liability noted in your comment represents taxes due to the Taiwan taxing authorities as a result of pretax income generated by the Company’s Taiwan branch year to date for 2011;

(iii)	A Foreign Tax Credit will be taken on the US tax return in 2011 for any tax paid to the Taiwan taxing authorities including the $24,194 mentioned above; and

(iv)
Use of the US based NOL carry forward is significantly limited by the “change in control” that occurred in 2010 due to the application of the Internal Revenue Code Section 382. We will use a very small amount of the NOL in 2011 (insignificant in amount and not material).

As required by ASC 740 we have estimated what our tax provision will be for the entire 2011 year and have used this estimates in recording our tax provision on a quarterly basis in 2011.  We believe our disclosures, tax liability / asset accounts, and calculated tax provision as of March 31, 2011 are presented as required by ASC 740-270-25-11 and 740-270-45-4.

We have revised Exhibits 23.1 and 23.2 of the Registration Statement in response to your comment.

We have made no changes to the company's March 31, 2011 financial statements as a result of this comment and offer the above for your consideration.

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By:	/s/ Joseph L. Cannella
Joseph L. Cannella